October 24, 2018

Jay Wells
Chief Financial Officer
Cott Corporation
4221 West Boy Scout Blvd.
Suite 400
Tampa, Florida 33607

       Re: Cott Corporation
           Form 10-K for Fiscal Year Ended December 30, 2017
           Filed February 28, 2018
           File No. 001-31410

Dear Mr. Wells:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining